CLIFFORD CHANCE US LLP Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

May 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE,

Washington D.C. 20549

Attn:	Christina Chalk

Senior Special Counsel

Re:	Independence Holding Corp.

Schedule TO-I filed on April 24, 2020

File No. 5-33555

Dear Ms. Chalk:

This letter is being furnished on behalf of our client, Independence Holding Company ("IHC"), in response to comments contained in the letter dated April 28, 2020, from the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") to Mr. Nicholas R. Williams, a partner at Clifford Chance US LLP, with respect to IHC's Tender Offer Statement on Schedule TO filed with the Commission on April 24, 2020.

The text of the Staff's comments is set forth below, followed by IHC's responses. Concurrently with the submission of this response letter, IHC is filing Amendment No. 1 to the Schedule TO ("Amendment No. 1"), which includes changes to reflect responses to the Staff's comments.

Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule TO, as amended and supplemented by Amendment No. 1. Please note that all references to page numbers in the responses are references to the page numbers in IHC's Offer to Purchase, dated April 24, 2020 (the "Offer to Purchase").

CLIFFORD CHANCE US LLP

Christina Chalk, Senior Special Counsel

United States Securities and Exchange Commission

May 1, 2020

Conditions of the Offer, page 28

1.	Revise to explain what it meant by a "limitation on prices for, securities on any national securities exchange or in the over-the-counter markets…"

Response:

In response to the Staff's comment, IHC has revised the disclosure on pages 9 and 28 of the Offer to Purchase to remove the phrase ", or limitation on prices for,".

2.	Refer to the last condition on page 28. Include the reference point by date or share price/index level from which such 10% change is to be measured.

Response:

In response to the Staff's comment, IHC has revised the last condition on page 28 of the Offer to Purchase to clarify that the 10% change is measured from the commencement of the Offer.

Conditions of the Offer, page 29

3.	Refer to the first sentence in the last paragraph of the Conditions section, on page 29 of the Offer to Purchase. Judging the satisfaction of an offer condition in your "sole discretion" raises concerns regarding an impermissible illusory offer prohibited under Regulation 14E. Please revise to include a reasonableness standard.

Response:

In response to the Staff's comment, IHC has revised the disclosure on page 29 of the Offer to Purchase to replace the phrase "sole discretion" with "reasonable judgment".

4.	In the same paragraph, you state that your failure to exercise your rights under any of the offer conditions "will not be deemed a waiver of any such right." You also state that you may assert any of the offer conditions "at any time and from time to time." If an offer condition is "triggered," and you proceed with the offer, you may be deemed to have waived that condition, unless by its terms, its satisfaction is to be judged at expiration of the offer. Please revise this language, consistent with your obligation to promptly inform security holders about a material change, including the waiver of a material offer condition.

CLIFFORD CHANCE US LLP

Christina Chalk, Senior Special Counsel

United States Securities and Exchange Commission

May 1, 2020

Response:

In response to the Staff's comment, IHC has revised the disclosure on page 29 of the Offer to Purchase to remove the statement that IHC's failure to exercise its rights in respect of the conditions will not constitute a deemed waiver, to indicate that, if a condition is triggered, IHC will promptly notify stockholders of whether the condition has been waived, and to include a reasonableness standard in relation to IHC's ability to assert conditions at any time and from time to time.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 878-3079.

Very truly yours,

/s/ Per B. Chilstrom

cc:	Independence Holding Company

David T. Kettig

Loan T. Nisser

Clifford Chance US LLP

Nicholas R. Williams

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